Exhibit 99.1

Jiuzi Holdings, Inc. Company Secures Commitment to Expand Private Placement to $1 Billion Following Strong Investor Demand

Hangzhou, December 12, 2025 (GLOBE NEWSWIRE) -- Jiuzi Holdings, Inc. (Nasdaq: JZXN) (“Jiuzi” or the “Company”) today announced that it has signed a Memorandum of Understanding (“MOU”) with several institutional investors to increase its private placement financing size to up to US$1 billion. This represents a significant expansion from the previously disclosed US$12 million private placement plan on October 7, 2025, highlighting strong institutional investor confidence in Jiuzi’s strategic transformation into the high-growth crypto asset services sector.

This expanded private placement represents an 80-fold increase in committed capital. The funds will be used to support the development of the Company’s crypto asset business, including building advanced secure custody infrastructure and innovative storage solutions. This strategic transformation enables Jiuzi to capitalize on opportunities presented by the rapidly growing market demand for crypto asset services.

Mr. Tao Li, CEO of Jiuzi, stated, “The strong trust placed by investors validates our strategic vision and execution capabilities. This substantial additional capital provides us with significant financial flexibility to build secure crypto asset custody infrastructure and pursue strategic acquisition opportunities within the rapidly evolving crypto asset storage ecosystem.”

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, business outlook, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.